

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2015

<u>Via E-mail</u>
David Breier
President
Computron, Inc.
1 East Bedell St.
Freeport, NY 11520

> **Re: Computron, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 30, 2015**
> **File No. 333-199965**

Dear Mr. Breier:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments are to those issued in our letter dated January 29, 2015.

<u>General</u>

1. We note your response to prior comment 1, in which you continue to assert that, "There is no risk that funds deposited by subscribers shall be subject to any claim, attachment, or impairment by creditors or other claimants against the attorney, the firm, or other clients of the attorney." Please tell us whether you believe there are any other significant risks that arise from the dual roles of the Eilers Law Firm as counsel to the company and as escrow agent for this offering, for example with respect to a potential conflict of interest that may arise in connection with disputes over subscription proceeds held in the client trust fund, and if so, provide appropriate risk factor disclosure. We acknowledge in this regard your disclosure on page 4 that "Computron escrow agent, Eilers Law Group, PA, acts as legal counsel for Computron and is therefore not an independent third party."

2. In addition, as requested in the final sentence of prior comment 1, please revise the statements on page 14 that the subscription proceeds will be deposited into a "separate" account, or advise. In this regard, we note your statement in your response to comment 1 in your letter dated January 13, 2015, that "this is not a separate numbered account."

<u>Risk Factors</u>

<u>"You may have limited access to information regarding our business…," page 6</u>

3.   As requested in prior comment 2, please revise the second sentence of this risk factor to avoid suggesting that the automatic suspension of reporting obligations under Section 15(d) of the Exchange Act is in the company's discretion. Your response advises that this language has been removed, but the parenthetical "(in our discretion)" still appears in the filing.

<u>Certain Relationships and Related Transactions, page 27</u>

4.   We note your response to prior comment 3 stating that you considered using Mr. Gewerter as counsel and thus included his name in preliminary drafts, and that, as a result, his name was inadvertently included in the registration statement as initially filed. As previously requested in comment 3 from our letter dated January 12, 2015, however, please tell us supplementally the nature of the company's relationship, if any, with Mr. Gewerter. Your response to that comment in your letter dated January 13, 2015, addresses only Mr. Gewerter's lack of "dealings or affiliations" with your current counsel, and does not address his relationship (if any) with the company, as requested.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or, in her absence, me at (202) 551-3735 with any other questions.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director

cc: <u>Via E-Mail</u>
        William Robinson Eilers, Esq.
        Eilers Law Group, PA